90 Park Avenue
New York, NY 10016
212-210-9400 | Fax: 212-210-9444

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

November 8, 2021

VIA: ELECTRONIC MAIL

Mr. Gary Guttenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Journey Medical Corporation Registration Statement on Form S-1 Filed November 8, 2021 File No.: 333-260436

Dear Mr. Guttenberg:

On behalf of Journey Medical Corporation, a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission received in a letter dated November 1, 2021, relating to the Company’s Registration Statement on Form S-1 submitted on October 22, 2021.

The Company is concurrently publicly filing via EDGAR an amendment to the Registration Statement on Form S-1 (the “Registration Statement”). All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Request 1 – Use of Non-GAAP Measures, page 63:

We note your COVID-19 sales force savings adjustment is due to the fact that you did not incur salary expense related to your field sales forces.  As such, it appears this Non-GAAP adjustment is for an amount that is not in your historical GAAP financial statements and was not part of your operating results for that period, which would be prohibited by Item10(e)(2) of Regulation S-K.  Please revise your presentation accordingly.

Response:

In response to the Staff’s comment, the Company has revised its disclosure regarding the impact of COVID-19 on the Company’s expenses relating to its field sales forces on page 64.

November 8, 2021

Request 2 – Product Licensing Agreements and Acquisitions, page 76:

With respect to your Accutane and Exelderm Agreements, please revise the references to "low-double digits" to provide a more defined range of royalties that does not exceed ten percentage points (e.g., teens or low teens).

Response:

In response to the Staff’s comment, the Company has revised its disclosures relating to the royalty ranges for Accutane and Exelderm on page 78.

Sincerely,

ALSTON & BIRD LLP

/s/ Mark F. McElreath
Mark F. McElreath, Esq.

cc:	Claude Maraoui, President and CEO
Journey Medical Corporation

Stephen E. Older, Esq. and Rakesh Gopalan, Esq. McGuireWoods LLP